EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

November 1, 2023

AVINO SILVER & GOLD MINES LTD. THIRD QUARTER 2023 FINANCIAL RESULTS

TO BE RELEASED ON WEDNESDAY, NOVEMBER 8, 2023

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE:GV6, “Avino” or “the Company”) plans to announce its Third Quarter 2023 financial results after the market closes on Wednesday, November 8, 2023.

In addition, the Company will be holding a conference call and webcast on Thursday, November 9, 2023 at 8:00 a.m. PST (11:00 a.m. EST).

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino Third Quarter 2023 Webcast and Conference Call or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

About Avino:

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 368 million silver equivalent ounces, within our district-scale land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

On Behalf of the Board

“David Wolfin”
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.